UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 ___________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

Commission File Number 001-31722

___________________

New Gold Inc.

Park Place, 3110-666 Burrard Street

Vancouver, British Columbia V6C 2X8

Canada

(Address of principal executive office)

___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)  Yes ☐      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW GOLD INC.

By:	/s/ Susan Toews
Name:	Susan Toews
Title:	Corporate Secretary
Date: April 16, 2009

EXHIBIT INDEX

Exhibit	Description

1	Notice of Meeting

2	New Gold Management Information Circular and Supplement of April 8, 2009

3	Proxy

4	Certificate of Qualified Persons and Consents -

Certificate of Qualified Person:
	i.	Monte Christie
	ii.	Andrew Holmes
	iii.	Rolf Schmitt
	iv.	John Shillabeer
	v.	David W. Rennie
	vi.	Barton G. Stone
	vii.	Richard Lambert
	viii.	William Rose
	ix.	Eric Strom
	x.	Peter Lloyd
	xi.	Rex Berthelsen
	xii.	Mike Thomas
	xiii.	Richard Gowans
	xiv.	Michael Hester

Consents of filing
	i.	Monte Christie
	ii.	Andrew Holmes
	iii.	Rolf Schmitt
	iv.	John Shillabeer
	v.	David W. Rennie
	vi.	Pincock, Allen & Holt
	vii.	Barton G. Stone
	viii.	Richard Lambert
	ix.	William Rose
	x.	Eric Strom
	xi.	Peter Lloyd
	xii.	Rex Berthelsen
	xiii.	Mike Thomas
	xiv.	Michael Hester
	xv.	Richard Gowans
	xvi.	Wesley Hanson